SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Holding(s) in Company

TR-1:               notification of major interest in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:					Aviva plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights							Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):see item 13
3. Full name of person(s) subject to the notification obligation:					BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.):					N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):					23 January 2012
6. Date on which issuer notified:					24 January 2012
7. Threshold(s) that is/are crossed or reached:					Holding has gone above 5%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
GB0002162385	139,143,982	139,143,982	N/A	N/A	149,430,478	N/A	5.14%*
*Situation previous was based on a total of 2,820,219,865 voting rights issued and resulting situation is based on a total of 2,905,712,938 voting rights issued.
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx Nominal Delta
CFD	N/A	N/A	N/A	90,745		0.003% 0.003%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
149,521,223			5.15%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 149,521,223 (5.15%)
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:			Yomi Akisanya
15. Contact telephone number:			020 7662 2564

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 January, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary